(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 0-32613 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Excelligence Learning Corporation

Full Name of Registrant

LearningStar Corp.

Former Name if Applicable

2 Lower Ragsdale Drive, Suite 200

Address of Principal Executive Office (Street and Number)

Monterey, CA 93940

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Excelligence Learning Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2005 (the “Form 10-Q”) in a timely manner without unreasonable effort and expense in light of the circumstances described below.

On July 20, 2005, the Audit Committee of the Company’s Board of Directors initiated an internal investigation of allegations by current and former accounting personnel that the Company had improperly failed to record and accrue for certain obligations for the period and fiscal year ended December 31, 2004. The Company has placed its Chief Financial Officer on administrative leave pending the results of the investigation.

The Audit Committee has retained Paul, Weiss, Rifkind, Wharton and Garrison LLP as independent legal counsel to lead the investigation and to direct forensic accounting consultants retained to assist in the investigation. The Company has also engaged a consultant to oversee day-to-day accounting and finance matters during the Chief Financial Officer’s leave.

The Company cannot estimate at this time when the investigation will conclude. Until the investigation is complete and the findings are assessed, the Company will be unable to complete its June 30, 2005 financial close and its registered independent public accountants will be unable to finish their interim review of the Company’s financial statements for the three and six months ended June 30, 2005. As a result, the Company will be unable to timely file its second quarter Form 10-Q. The Company currently cannot estimate when it may file its Form 10-Q for the three months ended June 30, 2005, but will do so as soon as practicable following the resolution of the foregoing matter.

The Company did not represent in Part II of this form that it would be able to file its Form 10-Q by August 22, 2005, which is required by SEC rules to obtain a 5-day extension of the filing deadline. The Company does not believe at this time that it will be able to file its Form 10-Q by that date. The Company has provided additional information concerning the investigation and related topics in a press release issued after the market close on August 12, 2005. The Company has included a copy of the press release as an exhibit to its report on Form 8-K furnished to the SEC on August 12, 2005.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronald Elliot (Name)	(831) (Area Code)	333-2000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        No determination has been made as to whether any restatement may be required in the Company’s financial statements for the fiscal year ended December 31, 2004 or subsequent periods. To date, the Company’s investigation is focused primarily on determining whether or not the Company properly accrued for certain obligations currently believed to total approximately $300,000 in its financial statements for fiscal year 2004; however, a final determination of the magnitude of such under-accrual, if any, and of changes, if any, that may be required in any of the Company’s previously filed financial statements cannot be made until the investigation is complete. As part of its investigation, the Company is also reviewing the potential related impact of an under-accrual for fiscal year 2004, if any, on its financial statements for the first quarter of 2005. In the event that adjustments to the Company’s consolidated financial statements for fiscal year 2004 or a restatement of any of the Company’s previously released financial results is required, it could result in the determination that there is a material weakness in the Company’s internal control over financial reporting.

The Company is endeavoring to have the investigation completed as soon as possible. However, the Company cannot estimate at this time when the investigation will conclude. The Company anticipates it will next report on this matter when the investigation is complete.

Excelligence Learning Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 12, 2005	By	/s/ Ronald Elliot
Ronald Elliot
Chief Executive Officer